PART II

INFORMATION TO BE INCLUDED IN REPORT

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements. All statements other than statements of historical facts contained in this document, including statements regarding our future results of operations and financial position, business strategy, and likelihood of success and other plans and objectives of management for future operations, and future results of current and anticipated products are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “aim,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this document are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this document and are subject to a number of risks, uncertainties and assumptions described under the sections in this document titled “Risk Factors” and elsewhere in this document. Forward-looking statements are subject to inherent risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, new risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties that we may face. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

Item 1. Business

General development of business.

UC Asset LP partnership (“UC Asset,” the “Company,” the “Partnership”, “we,” or “us”) is a limited partnership formed on February 01, 2016 under the laws of the State of Delaware. We invest in our portfolio investments for the purpose of capital appreciation. According to our bylaws, the overwhelming majority of our portfolio investments must be allocated to real estate in metropolitan areas. Our portfolio investments are owned through a number of subsidiaries.

Starting from April 01, 2022, our principal office address has changed to 537 Peachtree Street NE, Atlanta, GA 30308, in downtown Atlanta area. Our previous principal office address was 2299 Perimeter Park Drive, Suite 120, Atlanta, GA 30341.

Our partnership is managed by our general partner, UCF Asset LLC under the terms of our partnership’s Limited Partnership Agreement.

General Partner

UCF Asset LLC is a limited liability company formed on January 26, 2016, under the law of the State of Georgia. The principal office of our general partner is the same as that of our partnership.

The individuals who, directly or indirectly, own and control our general partner are “Larry” Xianghong Wu with an 80% interest and Gregory Bankston with a 10% interest, with the other 10% held by the Company. Gregory Bankston was the managing member of our general partner. Starting from May 01, 2023, Jason Armstrong has been hired as a manager to take over the managerial role of Greg Bankston.

UCF Asset LLC does not conduct any business activities other than management of our partnership.

Except for limited conditions defined in our limited partnership agreement, UCF Asset LLC, acting as general partner, has authority to exercise full management of our partnership. Limited partners are passive investors and have limited power over our partnership and our general partner.

The general partner may be removed, upon consent of the limited partners representing at least sixty-six and two-thirds percent (66 2/3%) of the outstanding common units voting as a single class, where (i) the general partner has been convicted of fraud, embezzlement, or a similar felony by a court of competent jurisdiction in a final judgment, or (ii) the general partner materially and willfully breaches our limited partnership agreement.

The general partner may, at any time, assign all or a portion of its partnership interest to any affiliate and, in the general partner’s sole discretion, admit the affiliate as an additional or substitute general partner.

The general partner is paid an annual management fee, in four payments made quarterly, at 2.0% of net asset under management of the partnership.

Business Operations

Our business strategy is to invest in properties that are considerably undervalued or have considerable potential to appreciate in the near future. This often involves innovative investment models, under which we will invest in emerging industries where the property value is expected to experience dramatic increases, due to the emergence of new technologies, new economic factors, and/or new regulations.

Cannabis Property Investment

On September 29, 2021, the Company announced that we will expand our portfolio into cannabis properties. The Company announced on November 15, 2021, that cannabis properties will be the major growing point of our portfolio. On March 31, 2022, the Company announced that cannabis property investment will be our major business focus.

On May 01, 2023, we made our first cannabis property investment in a $3.2 million property in the State of Oklahoma. We hold this investment through AZO Properties LLC, a State of Oklahoma LLC of which we own a 50% of non-managerial member interest.

Other Investments

Historically, the Company invested in residential, “short rental” properties and farmlands. The Company has exited most investments in these properties. As of and by December 31, 2022, the Company still held a few of these properties, through the two wholly owned subsidiaries listed below.

Atlanta Landsight LLC (“ALS”) was initially created to focus on residential property speculation (“house flip”) in the Atlanta metropolitan area. Over time, ALS’ strategy has shifted to more innovative investments. In the third quarter of 2021, ALS acquired the historic Rufus Rose House in downtown Atlanta. As of and by December 31, 2022, ALS held the Rufus Rose House, plus one other residential property.

SHOC Holdings LLC (“SHOC”) invests in properties defined as Shared Home-Office Cluster to be used as short rentals on platforms such as Airbnb (NASDAQ: ABNB) and Vrbo. SHOC made investment in one property in downtown Atlanta, in 2019. Since then, SHOC has not been actively making investments.

The Company purchased a piece of farmland in Dallas TX for the consideration of approximately $800,000, in the year 2017, which the Company sold for $1,900,000, in January 2023.

The Company also invests less than 10% of its net equity in debt instruments of real estate financing.

Narrative description of business.

The business purpose of our Partnership is to invest in real estate for capital appreciation.

Our business model is to invest in properties that are undervalued or have considerable potential to appreciate in the near future. This often involves innovative investment models which will either introduce a property to a new niche market, or facilitate new business relationships surrounding a property, under which the value of the property may reach its maximum potential. It also requires visionary thinking, to invest in properties before the market situation may experience dramatic change due to the emergence of new technologies, new economic factors, and/or new regulations.

As of and by December 31, 2022, our major business focus has shifted to investing primarily in cannabis properties. We are one of only four SEC (“Security and Exchange Commission”)-reporting public companies investing in cannabis properties. The other three are Innovative Industrial Properties, Inc (NYSE: IIPR), Power REIT (NYSE/American: PW), and NewLake Capital Partners, Inc (OTCQX: NCLP).

Cannabis Property Investment

Cannabis Industry Overview: Fast Growth and Its Potential

The cannabis industry, which includes the cultivation, production, and sales of cannabis products for medical and/or recreational use, is a high-growth emerging industry in the United States. While California legalized medical cannabis use as early as in 1996, it was only in the past decade that the legalization of recreational use of cannabis products started at the state level. In November 2012, Colorado and Washington became the first two states legalizing recreational cannabis use. Since then, the medical use of cannabis has been legalized in 40 states and the District of Columbia(“DC”), and the recreational or adult-use of cannabis has been approved in DC and 22 states.

The legalized cannabis market is worth $64 billion, nearly tripling over the last three years as legalization efforts swept the nation, according to a Coresight Research report.

As of April 30, 2023, there are still 28 states where recreational use of cannabis products is illegal, and 10 states where both medical and recreational use of cannabis is illegal. At the federal level, neither medical nor recreational use is fully legalized.

The legalized cannabis market has the potential to grow further, if more states opt to legalize medical and recreational use in coming years. If federal legalization should occur, this would remarkably increase the size of cannabis market, and would create a nation-wide market to allow interstate commerce in cannabis products.

The public opinion, at this moment, is strongly in favor of legalization of cannabis use. A Pew Research Center survey from October 2022 found that 88% of U.S. adults support legalization of medical cannabis use, and 59% support legalization of recreational cannabis use.

Cannabis Property Investment

Cannabis property makes up the majority of capital expenditures for cannabis farming businesses. Based on our own research, it accounts for 85%-95% of total capital needed to start a cannabis farming business.

To date, the status of state-licensed cannabis under federal law has limited the ability of state-licensed industry participants to fully access the U.S. banking system and traditional financing sources. This creates a higher-than-average demand within cannabis industry for alternative capital options, including demand for investments from companies like us.

The current economic and legal status of cannabis property investment, we believe, creates opportunities for investors to purchase incoming-producing cannabis properties at a higher cap-rate (in other words, at a lower average price) than if investors purchase other incoming-producing properties.

Uncertainties and Risks in Cannabis Property Investment

Notwithstanding the foregoing market opportunity and trends, and despite legalization at the state level, we continue to believe that the current state of federal law creates significant uncertainty and potential risks associated with investing in regulated cannabis facilities. Further, there are economic trends that may increase the risk of cannabis property investment.

Unit Pricing for Regulated Cannabis Products

Many states continue to experience significant declines in unit pricing for regulated cannabis products, with that decline more pronounced in certain states than in others, which compresses operating margins for operators. As a result, certain regulated cannabis operators have recently announced that they are consolidating operations or shuttering certain operations to reduce costs, which if prolonged, could have a material negative impact on the demand for cannabis properties.

Inflation and Supply Chain Constraints

The U.S. economy is experiencing a sustained increase in inflation rates, which we believe is negatively impacting tenants of cannabis facilities. This inflation has impacted costs for labor and production inputs for regulated cannabis operators, in addition to increasing costs of construction for development and redevelopment projects. Ongoing labor shortages and global supply chain issues also continue to adversely impact costs and timing for completion of these development and redevelopment projects, which in turn may result in cost overruns and delays in collecting rent from cannabis properties.

Historic Landmark Investment

Historic landmark buildings may present unique investment opportunities. Many historic landmark buildings only have their exterior appearance protected as historic heritage, while the interior can be renovated and remodeled for commercial use. Some historic buildings were constructed as commercial properties and have remained so. Thus, a historic building has standard commercial value, plus extra financial value which may be significant from its historic heritage. For example, the Empire State Building is an office building as well as a historic landmark. Its tourism revenue, which represents monetization of its historic value, almost equals its office rent revenue, while using much less floor space.

For many historic landmarks not as prominent as the Empire State Building, monetizing historic value through tourism may not be practical since they will not attract enough tourists. There may not be any obvious means to monetize their historic value. Therefore, those historic buildings are usually sold at prices that only represent their commercial value. These are investment opportunities for investors who have plans to monetize historic value.

We believe that the development of new technology, such as block-chain based Non-fungible Tokens (“NFT”), can be used to monetize historic value of properties, which would otherwise be difficult to.

In the beginning of the third quarter of 2021, our wholly owned subsidiary Atlanta Landsight LLC (“ALS”) acquired the historic Rufus Rose House in downtown Atlanta. We will partner with technology companies to issue NFTs based on certain derivative rights related to that property. As of the date of filing, we have issued no NFTs.

Residential Property Investment

From the date of our incorporation till to the end of 2019, our primary investment model was the so-called “house-flip” model, which was to acquire undervalued residential properties in metropolitan areas, mostly Atlanta, GA, and then resell those, with or without renovations. These residential investments were primarily conducted through our wholly owned subsidiary ALS.

This investment model was attractive when there was an abundant supply of undervalued properties, as the residential property market hit its lowest point in 2012. After 2018, investment opportunities suitable for this model decreased, and we stopped acquiring residential properties after August 2019. We exited most of our investments in residential property in 2020 and 2021. We sold one more residential property and one residential lot in 2022. As of December 31, 2021, we had only one residential property in our portfolio. We have no plan to purchase additional residential properties in the foreseeable future.

“Short Rental” property investment

Short rentals, through platforms such as Airbnb (NASDAQ: ABNB) and Vrbo, have become trendy and are perceived as alternatives to conventional hotels. We set up a wholly owned subsidiary SHOC holdings LLC (“SHOC “) in the year 2020, to invest in short-rent properties in downtown Atlanta. We made our first investment in early 2021 purchasing a multiple-family property in downtown Atlanta, for $750,000. We planned to renovate this property and then partner with a local Airbnb management company to operate it. Our goal was to turn this property into an operating Airbnb in the year 2022.

However, the regulatory environment on short-rental business in downtown Atlanta experienced major changes in the year 2022, which caused delays on our renovation plan, and made the prospect of operating a short-rental property less desirable.

On December 08, 2022, a fire destroyed the property. Since the property was fully insured, this should not result in any significant diminishment in the value of our portfolio. As a matter of fact, we received an insurance payment of $560,000, for the full value of above-ground structure of this property in April 2023. After receiving the insurance payment, we still own the intact lot which has a historical book value of about $290,000. We believe that fair market value of the lot is significantly higher than its book value. We may develop on the lot or sell it.

Other Investments

Debt Investment

Occasionally, UC Asset LP may invest in private debts and other non-property-based opportunities. Also, UC Asset may provide seller financing when selling our properties, which will result in UC Asset holding debt instruments. As of December 31, 2022 and December 31, 2021, respectively, UC Asset LP held debt investments of approximately $609,000 and $720,000 in total. None of these debts are secured. Revenue from our debt investments, mostly interests, was approximately $179,000 and $163,000 in 2022 and 202, respectively. We plan to further reduce of our holdings in debt instruments in the year 2023.

Farmland

In November 2016, we formed UCF Development LLC (“UCFD”), a Texas limited liability company, and UCFD then acquired a 72-acre farm in Farmersville, Texas. The total cost of acquisition was approximately $850,000. In October 2020, the farmland was sold for $1.30 million, and UCFD was then dissolved. In 2022, we executed a buy-back option after the buyer defaulted on its payment. We bought back the land for $1.35 million in September 2022, and then sold again it for $1.90 million in January 2023.

Competitive Position in the Industry and Methods of Competition

1.	Unique Legal Structure

UC Asset is structured as a Master Limited Partnership (MLP) rather than a real estate investment trust (REIT) in order to focus on long-term value growth. The Company is among one of the very few real estate MLPs trading on US public markets. As of the date of January 22, 2022, there is only one real estate property MLP listed on national exchange including NASDQA and NYSE, according to Energy Infrastructure Council (was Master Limited Partnership Association). As for OTCQB where we are quoted, it appears that we are the only real estate property MLP.

This unique legal structure empowers UC Asset to take a longer-term approach to real estate investments, because MLPs do not have to constantly make cash distributions as REITs are required to do. Our partnership does not have a term limit. This means we may hold any investment indefinitely for the purpose of capital appreciation, or we may exist any investment at any time. Such flexibility empowers us to potentially make better investment decisions and to achieve better return on investments.

2.	Innovative Investment Strategies

Real estate is widely considered a “conventional” industry and has limited room for innovation. However, the advancement of new technologies, particularly, information technology (“IT”), are redefining our living and working space and we believe that these developments will disrupt conventional wisdom in the real estate industry.

The management of UC Asset has background in IT and internet and has closely followed the application of new technologies in real estate. We will always look for and will invest in companies which have innovative and disruptive business models in response to new technologies.

In recent years, we have explored innovative business models, including the application of block-chain technology and non-fungible token (NFT) technology into real estate development and operations, and the development of cannabis cultivation properties.

3.	Unique Strategy in Cannabis Property Investment

We are one of only four SEC-reporting public companies investing in cannabis properties. According to their SEC-filings, the other three invest in a variety of cannabis properties, in different states, and lease to different tenants. This, in our interpretation, represents a conventional wisdom of “diversification” in investment.

We chose not to diversify our investment in cannabis properties. We believe that since cannabis is an emerging industry, failure rate of businesses will be much higher than in a matured industry. In fact, we believe that the majority of cannabis businesses may fail in a few years. Meanwhile, the few “winners” will grow exponentially and seize a disproportionately large share of the market. Diversification, therefore, is a less desirable strategy. Instead, investors should identify potential “winners” of cannabis farmers, to invest in cannabis property operated by those farmers, and grow our portfolio when those farmers expand their operations. This is the strategy we are applying. As far as we know, no other cannabis property investors on the public market are applying a strategy similar to ours.

Number of Employees

As of December 31, 2022, the Company has two full-time employees, who are the two members of our General Partner, UCF Asset LLC. The Company has three part time employees, including a project director, an accountant, and an investor relations director.

Reports to Security Holders

The Company files regular reports, i.e., 1-Ks and 1-SAs, under Regulation A - Conditional Small Issues Exemption from the Securities Act of 1933(the “Securities Act”) on the EDGAR platform.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. The address of that site is http://www.sec.gov

Specifically, our reports can be found at:

https://www.sec.gov/edgar/browse/?CIK=1723517

Item 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this Annual Report. Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Our business operation, for most part of the year 2022 till July, was centered around a proposed secondary public offering(“SPO”), with the intention to up-list to a major exchange. However, this business plan was never completed, due to factors beyond our control, including changes in the macro-economy and capital markets, and in particular, the changed situation regarding capital availability in cannabis industry.

According to Viridian Capital Advisors (“Viridian”), total equity and debt capital raising for public and private cannabis companies in North America decreased by 68% in 2022 versus 2021. Even more pronounced, total capital raised for the U.S. regulated cannabis cultivation and retail sector was down over 70% in 2022 versus 2021, with equity capital raised in the sector down over 96%. Meanwhile, according to Viridian, cannabis stock prices (as measured by the MSOS ETF) had declined more than 85% since their February 2021 peak, and they were trading at multi-year lows.

Due to these events, the Company called off our SPO and returned to focus on existing business by the end of July 2022. The launching and calling-off of our SPO consumed our managerial resources, increased administrative and marketing costs, and led to delays in other deals.

Meanwhile, fluctuation of the stock market resulted in an unrealized loss of certain marketable securities that we held for the whole year of 2022.

The result of these factors was the primary reason that our business underperformed in 2022.

Material Changes in Financial Statements

Change of Annual Revenue, Expenses and Profit

Total revenue from approximately $3.51 million in the fiscal year 2021, to approximately $0.08 million in the fiscal year 2022. This decrease was primarily the result of i) decrease of our sales of real estate from approximately $2.50 million in the year 2021 to $0.68 million in the year 2022; ii) change of our revenue from unrealized security gain/loss from a positive $754,000 in the year 2021 to a negative ($750,000) in the year 2022.

	2022	2021
INCOME
Sales of real estate	$679,791	$2,497,070
Rental income	13,500	96,242
Unrealized gain on marketable securities	(750,000)	754,000
Interest income	179,383	162,897
Total income	$83,574	$3,510,209
Total Cost of sales	$690,302	$2,101,476
Gross Margin	$(606,728)	$1,408,733

Decrease of sales of real estate reflects our shift from residential property investment to income-producing property, mostly cannabis property, investment. We had exited most of our investments in residential properties in the year 2020 and 2021, and there was not much left in our portfolio to sell in the year 2022. Our investments in cannabis properties will be long-term and we will have no intention to sell these investments in the foreseeable future. In 2023, we plan to exit more properties that are not income-producing, which may result in an increase of real estate sales. After that, our sales of property will likely decrease to a level close to zero in the years to follow.

Our unrealized gain/loss in securities was mostly the result of market value fluctuation of the 100 million restricted shares received from Puration Inc (OTC: PURA). On November 04, 2021, we reached a debt settlement agreement with PURA, which owed $1.2 million to the Company in form of a convertible note, which matured on October 30, 2021, and was defaulted on by PURA. Under the debt settlement agreement PURA issued the Company 100 million restricted shares as a remedy to its defaults. Since this debt originated from the sale of a property to PURA under a seller-financing program, we consider this loss as a loss in revenue, not from investment.

Our operating expenses decreased by approximately $100,000 to $638,003 in the fiscal year 2022, from $738,160 in the year 2021. This is mostly the result of change of depreciation, from approximately $88,000 in the year 2021, to approximately negative ($17,451) in the year 2022. The reason is that we have less properties in our portfolio that were subject to depreciation.

Change of Profit Per Unit

For the fiscal years of 2021 and 2022, our operating profit is $1.41 million and ($0.61) million respectively. For the same period, our net income is $671,000 and ($1.24) respectively. We distributed a cash dividend of $0.10 per common unit in the year 2022 for the year 2021.

Period end	Operating Profit	Oper Profit / Common Unit *		Net Income / Common Unit *		Dividend
December 31, 2021	$1,408,733	$0.26	**	$0.13	**	$0.10
December 31, 2021	$(606,728)	$(0.11)		$(0.23)		-

*	With the assumption that no preferred dividend will be distributed to 166,667 preferred units.

**	Using number of shares outstanding by the year end, instead of using weighted number of shares outstanding.

During the fiscal year ended December 31, 2021, there was an additional $0.03 increase of net equity per unit (NEPU) resulting from the Company’s repurchase of 150,278 units at a price of $0.60 per unit.

Fiscal Year End	NEPU increase from operation	NEPU increase from stock repurchase	Total NEPU increase
December 31, 2021	$0.13	$0.03	$0.16
December 31, 2022	$(0.23)	$-	$(0.23)

Liquidity and Capital Resources

Cash Flows

As an investor, we do not manage the daily operation of any of our portfolio property, except for some insignificant and non-material operative activities. We intend to form partnerships with third party operators/managers to conduct daily operations. We usually require the third-party bear all operating cost, except for capital spendings which will increase the value of properties.

Meanwhile we apply a disciplined investment strategy, under which we will usually make new investments only when we have cash available.

Under such a business model, we don’t usually have a significant amount of cash commitments, except for 1) management fees and professional fees, which are usually stable and predictable period-to-period; and 2) due amount of our debt financing.

The following table shows a summary of cash flows for the periods set forth below:

	Fiscal Year Ended December 31, 2022	Fiscal Year Ended December 31, 2021
Net cash provided by (used in) operating activities	$(637,878)	$(35,009)
Net cash provided by (used in) investing activities	$94,935	$(438,163)
Net cash provided by (used in) financing activities	$(544,473)	$309,833
Cash at beginning of period	$1,256,372	$1,419,710
Cash at end of period	$168,955	$1,256,372

Net Cash (Used in) Provided in Operating Activities

Net cash provided by (used in) operating activities changed from $(35,009) to $(637,878), mostly reflecting the reduction of operating profit from sales of real estate properties. Meanwhile, our unrealized loss on marketable securities did not have impact on net cash, since it was unrealized.

Net Cash (Used in) Provided by Investing Activities

Our net cash provided by investing activities is primarily the result of cash received from divesting our existing portfolio assets (including properties and loans), reduced by cash used for investing in new portfolio assets.

For the fiscal year ended December 31, 2021, we divested approximately $2.55 million of portfolio assets and invested approximately $2.99 million in new portfolio assets, resulting in a net cash flow-out of approximately $438,000.

For the fiscal year ended December 31, 2022, we received approximately $691,000 from divesting portfolio assets, and invested approximately $596,000 in new portfolio assets, resulting in a net cash flow-in of approximately $94,935.

Net Cash Provided by Financing Activities

For the fiscal year ended December 31, 2021, net cash provided by financing activities was primarily the result of a loan utilized by SHOC Holdings LLC, in the amount of $400,000, deducted approximately $90,000 used to repurchases approximately 150,000 shares of our common units from three shareholders, resulting in a net cashflow of approximately $310,000.

For the fiscal year ended December 31, 2022, net cash provided by financing activities was primarily the result of distributing a total amount of approximately $544,000 dividend for the previous year.

Commitments and Contingencies

We pay quarterly management fees to our general partner, UCF Asset LLC. Management fees are calculated at 2.0% of assets under management (AUM) as of the last day of our preceding fiscal year. The value of AUM was determined using fair market value (FMV) accounting, according to the bylaw (limited partnership agreement) of the Company. Management fees for the three months ended December 31, 2021 and 2022 were $45,287 and $47,079, respectively. Management fees for the fiscal year ended December 31, 2021 and 2022 were $181,148 and $188,316, respectively.

At the annual shareholder meeting of 2023, the General Partner proposed an amendment of the bylaw, in order to switch to the historical cost method in determining AUM. This switch is expected to remarkably reduce the amount of management fees, and hereby improve our profitability. We expect that management fees for the year ended December 31, 2023 will be reduced by close to 50%, to approximately $99,784.

We used to lease space from an unaffiliated third party at 2299 Perimeter Park Drive, Suite 120 in Atlanta, GA. We have terminated the lease and will no longer pay any rent after April 2022.

We have an outstanding construction loan of $400,000 and are paying monthly interest on that debt at an annual rate of 4.25%. The debt matured in the third quarter of 2022 and was extended for another 12 months for the same terms and conditions. We chose to prepay the debt in February, 2023, and have become debt free since then.

The Company distributed a dividend of $0.10 per common unit for the year 2021. The total amount of dividend will be approximately $548,500 based on the number of common units currently outstanding. As of and by December 31, 2022, there were still a number of shareholders who didn’t cash our dividend checks. This could be for the reason that they didn’t receive our mailed-out checks, or they didn’t deposit their received checks. The total amount of dividends that had not been cashed was approximately $4,000, for which the Company should be prepared to pay when requested by eligible shareholders.

Capital Resources

Since our inception, we have funded our operations primarily through the sale of limited partner interests sold in private placements. Prior to our public offering, there were 42 limited partners in the Partnership, who invested a total amount of $6.9 million. Our Initial Public Offering pursuant to the requirements of Regulation A plus was closed on October 12, 2018. The net proceeds of capital raised in the offering was $1.15 million. In the same year, we made a distribution of $200,000. On March 02, 2020, we closed a private placement from an accredited investor, pursuant to which the Company raised a total of $300,000. Altogether, we raised a total amount of $8.15 million from selling our equity interest, from inception to the year 2020.

Since March 2020, we have not raised any capital. The Company bought back shares from a number of investors for a total amount of approximately $90,000, in the year 2021. The Company also redeemed $300,000 series-A preferred shares in July 2022. We made a $544,000 distribution in the year 2022. Altogether, our available capital has decreased by $934,000 since the year 2021.

The Company may raise more capital through private or public offering of its partnership interests. There are no guarantees, however, that the Company will be able to do so.

Debt financing

As of and by December 31, 2022, our outstanding debt includes a loan facility of $400,000 from a local bank, utilized by our subsidiary SHOC LLC. It carries an annual interest rate of 4.25%. We prepaid this loan and became debt free in February 2023.

Trend information

The following discussion covers some significant trends or uncertainties affecting our business during the reporting period, in our industry, or to the macro economy, which had impacts on our continuing operations, particularly on our portfolio investments.

US stock market and concerns of recession on US economy

There has been an ongoing concern of a possible recession on US economy in the past two years, and it appears to us that the concern grows stronger in the first half of 2022. The US stock market experienced another downward adjustment, which had a negative impact on the marketable securities we held, resulting in a $750,000 unrealized loss. As and by the end of December 30, 2022, we still hold marketable securities of a value of $100,000, which is subject to continuous volatility of the stock market. We were able to redeem that holding for a total amount of $214,356.62 (which is $208,120.51 of principal plus $6336.11 of interest) on March 28, 2023.

Impact of COVID-19 on national and local real estate markets

The COVID-19 pandemic has had a huge impact on real estate markets. We have closely followed its impacts. We published a “White Paper” on February 23, 2021, to outline our major observations, analyses, and conclusions. As of December 31, 2022, we do not believe that there will be further major impacts on our business from COVID-19 in the foreseeable future.

Unit Pricing for Regulated Cannabis Products

Many states continue to experience significant declines in unit pricing for regulated cannabis products, with that decline more pronounced in certain states than in others, which compresses operating margins for operators. As a result, certain regulated cannabis operators have recently announced that they are consolidating operations or shuttering certain operations to reduce costs, which if prolonged, could have a material negative impact on operators’ demand for cannabis properties.

Inflation and Supply Chain Constraints

The U.S. economy is experiencing a sustained increase in inflation rates, which we believe is negatively impacting tenants of cannabis facilities. This inflation has impacted costs for labor and production inputs for regulated cannabis operators, in addition to increasing costs of construction for development and redevelopment projects. Ongoing labor shortages and global supply chain issues also continue to adversely impact costs and timing for completion of these development and redevelopment projects, which in turn may result in cost overruns and delays in collecting rent from cannabis properties.

Critical accounting estimates

Since our inception, we have adopted fair market accounting under ASC (Accounting Standards Codification) 946-10-15.

On March 22, 2022, the management of UC Asset LP (the “Company”) was notified orally, and subsequently, on March 24, 2022, the management of the Company was notified in writing, by the US Security and Exchange Commission (the “SEC”), that the SEC objected to the Company’s conclusion that UC Asset LP and its subsidiaries met the criteria to apply Investment Company accounting under ASC 946 for certain historical periods. In light of the conclusion of the Staff of the SEC, on March 25, 2022, management filed an 8-K stating that investors should no longer rely on the financial statements set forth in certain enumerated prior filings. As a result of the staffs’ position the Company has decided to switch to historical cost accounting for our financial statements, starting with the previous filing on Form 1-K.

Item 3. Directors and Officers

The operation of our partnership is managed by our general partner. As of and by December 31, 2022, we do not have any directors, officers, or significant employees. The following are key managers of our general partner and their respective ages and positions as of December 31, 2022. As the member of majority interest of our general partner, Dr. Wu contributes his time and services to our general partner as an owner rather than an employee.

Name	Position	Age	Since
Gregory Bankston	Managing Member	50	formation in January 2016
“Larry” Xianghong Wu	Member of Majority Interest	53	formation in January 2016

Mr. Gregory Bankston has served as managing member of UCF Asset LLC since its formation in January 2016. Between 2013 and 2016, he founded and operated Real Estate Butlers. Since 2010, he was a co-owner of Bankston Brokers, formerly known as Bankston Realty. Mr. Bankston is a member of Atlanta Board of Realtors, the Georgia Association of Realtors, and the National Association of Realtors.

Dr. “Larry” Xianghong Wu has been the member of majority interest of UCF Asset LLC since its formation in January 2016. Between 2012 and 2016, he was the founder and chief executive officer of Shanghai Heqing Asset Management LP, a limited partnership based in Shanghai, China, focused on Chinese investments in the U.S., particularly real estate. Between 2011 and 2012, he was chief executive officer of EHE Capital, a Chinese PE fund managing a portfolio of approximately $1 billion from 2011, mostly in real estate. Between 2009 and 2011, he worked at Cisco Systems, Inc. as a vice president in charge of Cisco’s strategic business transformation in China. Dr. Wu has served as policy advisor and counselor to the Chinese government and officials. He also served as a Board Member of Finance and Investment of the Capital Club in China from 2009 to 2013.

Since April 2023, Mr. Greg Bankston has quit his position as a managing member for personal reasons, but he remains a member of UCF Asset LLC. On April 25, 2023, Mr. Jason Armstrong was hired as manager of UCF Asset LLC, basically replacing Mr. Bankston’s role as manager of UCF Asset LLC. Both Mr. Bankston and Dr. Wu will contribute 10% of UCF Asset LLC’s management fee to compensate for Mr. Armstrong’s service as manager.

Jason Armstrong had worked as a contracted project director for UC Asset since the year 2021. He is the founder and manager of EES Contracting, which he started in 2004 as a site development company, and expanded into a licensed new construction and high-end remodeling business in the year 2008. Mr. Armstrong also worked as a project management consultant to multiple real estate investment groups between 2012 and 2018, assisting in creating budgets, schedules, and handling accounting on construction projects both in the metro Atlanta area and across the country.

The employment agreement of Mr. Jason Armstrong is filed with this Form 1-K as an Exhibit.

In combination with the change of management team, the Company purchased 10% of UCF Asset LLC’s member ownership from Mr. Bankston, for the consideration of $120,000. Mr. Bankston bought the 10% ownership for $50,000 in the year 2017. After the purchase, the Company will no longer pay the management fee on that 10% ownership, which, based on the projected management fee amount of the year 2022 ($99,783), will reduce the management fee by $9,978 per year.

The Company may recruit a new member to join the General Partner, with the purpose to expand its management team, particularly for the acquisition of expertise in regard of cannabis industry. If this should occur, the Company would intend to resell the 10%-member ownership of UCF Asset LLC to the new member, at a price equal to or higher than what the Company paid for.

*************

The general partner may be removed, upon consent of the limited partners representing at least sixty-six and two-thirds percent (66 2/3%) of the outstanding common units voting as a single class, where (i) the general partner has been convicted of fraud, embezzlement, or a similar felony by a court of competent jurisdiction in a final judgment, or (ii) the general partner materially and willfully breaches our limited partnership agreement.

The general partner may, at any time, assign all or a portion of its partnership interest to any affiliate and, in the general partner’s sole discretion, admit the affiliate as an additional or substitute general partner.

Audit Committee

Our Company is a limited partnership and is not required to establish a board of directors. However, we are still required by the rules of OTCQX to set up an Audit Committee. In February 2019, the Company resolved to establish an Audit Committee. Starting from July 01, 2019, we have admitted two Audit Committee members who both are independent.

Starting from the beginning of 2022, the Company changed its quoting platform from OTCQX to OTCQB. As a result, the Company was no longer required to have an Audit Committee. However, the Company decided to keep the Audit Committee with the expectation that we may up-list to a major exchange in the near future.

In September 2022, one of the two members of our Audit Committee, Mr. Harris Miller, passed away. This unfortunate event left us with inadequate members to serve on the Audit Committee. Consequently, we have dissolved and terminated our Audit Committee.

MANAGEMENT COMPENSATION

The operation of our partnership is managed by our general partner, UCF Asset LLC. Our partnership does not have any directors or officers who receive compensation other than the Audit Committee members. Our Audit Committee members, either before or after the dissolution of Audit Committee, did not receive any compensation for the year 2022.

We pay management fees quarterly to our general partner. Management fees are calculated at 2.0% of the fair market value of assets under management as of the last day of our preceding fiscal year. The fee is paid quarterly. Management fees for the fiscal year ended December 31, 2021 and 2022 were $181,148 and $188,316, respectively. In addition, the General Partner will receive approximately 20% of all distributions the Company makes above a “hurdle rate”. See “Distributions”.

In March 2023, the Company amended its bylaws to reduce management fees by changing the method used to calculate the fee. After the amendment, management fee is expected to be reduced to approximately $99,783, for the fiscal year 2023, representing a close to 50% decrease from the previous year.

The manager of General Partner, Mr. Jason Armstrong, will not receive any payment from the Company. He will be paid by the two members of our General Partner for a total amount of 20% of management fees.

In addition to the management fee, we reimburse the general partner for standard expenses it may incur in managing the Company in accordance with our limited partnership agreement. These reimbursable expenses include: organizational expenses; fees for accountants, attorneys, auditors, and other professionals; expenses associated with partnership taxation reporting; operational expenses including insurance, valuation reports, and real estate brokerage commissions; and government filing fees and costs.

Item 4. Security Ownership of Management and Certain Security holders

As of and by the date of December 31, 2022, there were no unit holders to our knowledge that beneficially owns more than 5% of our common units except for one investor who owned approximately 5.37%. The managing member of UCF Asset, LLC, Gregory Bankston, beneficially owns 11,113 of our common units (0.20%), and the member of majority interest of our general partner (“Larry” Xianghong Wu,) beneficially owns 167,953 of our common units (3.06%). The general partner is entitled to 20% of all distribution to be made by the Company after the common unit holders receive a return equal to the Company audited book value See “Distribution”.

As of the by the date of December 31,2022, the security ownership of certain beneficial owners and management of our company is listed as below:

Beneficial Owner	Title	Security	Amount	Percentage of Same Type of Securities
Ying Huang	None	Common Units	302,667	5.52%
Officers and Directors:
“Larry” Xianghong Wu	Majority Owner of General Partner	Common Units	172,953	3.06%
Gregory Bankston	Managing Member of General Partner	N/A	11,113	0.20%

Item 5. Interest of Management and Others in Certain Transactions

We utilize the real estate brokerage services of Liz Bankston of Bankston Brokers to acquire and sell properties in the Atlanta area. Mrs. Bankston is the wife of Gregory Bankston, the managing member of our general partner. Our working relationship with Liz Bankston is not exclusive, and we have worked with other brokers from time to time. In 2022, ALS paid Mrs. Bankston approximately $22,020 for two real estate transactions. We believe the sales commissions paid to Mrs. Bankston are at or less than the standard market rate.

On June 10, 2020, we advanced $50,000 to Mr. Greg Bankston, a member of our general partner. This advance carries a 1% quarterly interest rate. Mr. Bankston will forego 50% of his management fee (10% of total management fee) quarterly, until all the principal and accumulated interest on this note is paid off. As of December 31, 2022, the outstanding balance of the advance is $9,083.74. Mr. Bankston paid off all the remaining balance before he quit as managing member of the General Partner.

In April 2019, we loaned $300,000 to a third party, which then acquired a 10% economic interest in our general partner. This note carried a 5.6% annual interest rate in 2019, 8% annual interest rate for 2020 and 10% annual interest rate for 2021 and a maturity date of March 31, 2021. On March 31, 2021, the note was extended to the end of 2021 carrying an annual interest rate of 8%. In the second quarter of 2022, this note was paid off in full amount.

Item 7. Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of UC Asset, LP.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of UC Asset, LP (the “Company”) as of December 31, 2022 and the related statement of operations, stockholders’ equity, and cash flow, for the period ended December 31, 2022 and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for year ended December 31, 2022 in conformity with generally accepted accounting principles in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Bolko & Company

We have served as the Company’s auditor since 2023.

Boca Raton,

May 17, 2023

Bolko & Company

Certified Public Accountant

UC ASSET, LP

Consolidated Balance Sheets

December 31,

	2022	2021
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$168,955	$1,256,371
Insurance claim receivable	560,000	-
Marketable equity securities held for sale	100,000	850,000
Real estate held for sale	1,645,465	657,188
Loans to third parties	779,148	1,519,815
Loans to related parties	10,544	357,675
Prepaid expenses and other assets	22,148	31,614
Total current assets	3,286,260	4,672,663

PROPERTY AND EQUIPMENT
Property and equipment, net	833	2,833
Real estate held for rental, net of accumulated depreciation	472,711	420,638
Total property and equipment	473,544	423,471

LONG-TERM ASSETS
Real estate held for renovation/remodel	1,838,719	2,383,475
Total long-term assets	1,838,719	2,383,475

Total Assets	$5,598,523	$7,479,609

LIABILITIES AND PARTNERS’ CAPITAL
Accounts payable and accrued expenses	$1,213	$1,214
Short-term note payable	208,119	-
Mortgage loan	400,000	400,000

Total Liabilities	609,332	401,214

Partners’ Capital:
Series A preferred units, 0 and 166,667 issued and outstanding at December 31,2022 and 2021	-	300,000
Common units 5,485,025 and 5,485,025 issued and outstanding at December 31,2021 and 2020	4,989,191	6,778,395

Total Partner’s Capital	4,989,191	7,078,395

Total Liabilities and Partners’ Capital	$5,598,523	$7,479,609

The accompanying notes are an integral part of the consolidated financial statements

UC ASSET, LP

Consolidated Statements of Operations

Year ended December 31,

	2022	2021
INCOME
Sales of real estate	$679,791	$2,497,070
Rental income	13,500	96,242
Unrealized (loss) gain on investment in marketable equity securities	(750,000)	754,000
Loss on settlement of loan	(39,100)	-
Interest income	179,383	162,897

Total income	83,574	3,510,209
COST OF SALES
Cost of sales	690,302	2,101,476

Total cost of sales	690,302	2,101,476

Gross Margin	(606,728)	1,408,733
OPERATING EXPENSES
Management fees	188,316	177,529
Professional fees	174,485	231,790
Other operating expenses	263,291	232,504
Interest expense	29,362	8,315
Depreciation	(17,451)	88,022

Total operating expenses	638,003	738,160

Net income	$(1,244,731)	$670,573

Net income per unit	$(0.23)	$0.12
Weighted average units outstanding	5,485,025	5,601,542

The accompanying notes are an integral part of the consolidated financial statements

UC ASSET, LP

Consolidated Statement of Partners’ Capital

	Limited Partners Common Units	Limited Partners Preferred A Units	Limited Partners Common Units Amount	Limited Partners Preferred A Units Amount	Total Partners’ Equity

BALANCE, January 1, 2020	5,635,303	166,667	$6,197,889	$300,000	$6,497,889

Repurchase and retirement of common units	(150,278)	-	(90,167)	-	(90,167)
Net income	-	-	670,673	-	670,673

BALANCE, December 31, 2020	5,485,025	166,667	6,778,395	300,000	7,078,395
Retirement of Preferred A units	-	(166,667)	-	(300,000)	(300,000)
LPU Distributions	-	-	(544,473)		(544,473)
Net loss	-	-	(1,244,731)	-	(1,244,731)

BALANCE, December 31, 2020	5,485,025	-	$4,989,191	$-	$4,989,191

The accompanying notes are an integral part of the consolidated financial statements

UC ASSET, LP

Consolidated Statements of Cash Flows

Year ended December 31,

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$(1,244,731)	$670,573
Adjustments to reconcile net increase (decrease) in income to net cash used in operating activities:
Net unrealized loss (gain) on marketable equity securities	750,000	(754,000)
Loss on settlement of investment	39,100	-
Amortization of prepaid expense and deferred rent	23,331	36,444
Depreciation and amortization	(17,451)	88,022
Changes in working capital items
Accrued interest receivable	(167,383)	(51,278)
Deposits	(1,010)	-
Accounts receivable	(2,675)	-
Prepaid expense	(17,059)	(30,202)
Accrued expenses	-	5,432

Net cash used in operating activities	(637,878)	(35,009)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investments in portfolio loans	(200,000)	-
Investments in portfolio properties	(395,896)	(2,986,287)
Proceeds from sale of portfolio properties	679,791	2,497,070
Repayments of portfolio loans	11,040	51,054

Net cash provided by (used in) investing activities	94,935	(438,163)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from mortgage loan	-	400,000
Proceeds from short term loan	150,000	-
Repurchase of common units	-	(90,167)
LPU distributions	(544,473)	-
Repayment of short term loam	(150,000)	-

Net cash provided in financing activities	(544,473)	309,833

Net decrease in cash and cash equivalents	(1,087,416)	(163,339)

CASH and cash equivalents, beginning of period	1,256,371	1,419,710

CASH and cash equivalents , end of period	$168,955	$1,256,371

Non-Cash Financing Activities:
Purchase of portfolio property for cancellation of note receivable and issuance of note payable	$1,350,000	$-
Settlement of accrued interest for common shares received	$-	$96,000
Exchange of Preferred A units for note receivable	$300,000	$-

The accompanying notes are an integral part of the consolidated financial statements

UC ASSET, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS

UC Asset, LP (the “Partnership”) is a Delaware Limited Partnership formed for the purpose of making capital investments in limited liability companies with a focus on growth-equity investments and real estate. The Partnership was formed on February 1, 2016.

The Partnership is managed by its General Partner, UCF Asset LLC.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of accounting The Partnership prepares its financial statements on the accrual basis in accordance with accounting principles generally accepted in the United States. Purchases and sales of investments are recorded upon the closing of the transaction. Investments are recorded at fair value with unrealized gains and losses reflected in the statement of changes in net assets.

(b) Principles of Consolidation The Partnership’s consolidated financial statements include the financial statements of UC Asset, LP and its wholly owned subsidiaries: Atlanta Landsight, LLC, SHOC Holdings LLC and Hotal Service LLC. All inter-company balances and transactions have been eliminated.

(c) Use of estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclose contingent assets and liabilities at the date of the financial statements and report amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Fair value measurements The Partnership records and carries its investments at fair value, defined as the price the Partnership would receive to sell the asset in an orderly transaction with a market participant at the balance sheet date. In the absence of active markets for the identical assets, such measurements involve the development of assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the balance sheet date.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect management’s market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model derived valuations whose inputs are observable or whose significant value drivers are observable

Level 3: Significant inputs to the valuation model are unobservable

UC ASSET, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

(d) Fair value measurements, continued The General Partner maintains policies and procedures to value instruments using the best and most relevant data available. In addition, The General partner reviews valuations, including independent price validation for certain instruments. Further, in other instances, independent pricing vendors are obtained to assist in valuing certain instruments.

(e) Cash and equivalents The Partnership considers all highly liquid debt instruments with original maturities of three (3) months or less to be cash equivalents.

(f) Investments The Partnership’s core activity is to make investments in real estate limited liability companies. Excess funds are held in financial institutions.

Investments in short term loans are recorded at fair value, which are their stated amount due to their short-term maturity and modest interest rates. Portfolio investments are recorded at their estimated fair value, as determined in good faith by the General Partner of the Partnership. Unrealized gains and losses are recognized in earnings.

The 100 million shares of Puration Inc. common stock received to settle accrued interest on the $1.2 million note were valued on a mark to market basis as they are held for sale.

(g) Federal Income taxes As a limited partnership, the Partnership is not a taxpaying entity for federal or state income tax purposes; accordingly, a provision for income taxes has not been recorded in the accompanying financial statements. Partnership income or losses are reflected in the partners’ individual or corporate tax returns in accordance with their ownership percentages.

As defined by Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 740, Income Taxes, no provision or liability for materially uncertain tax positions was deemed necessary by management. Therefore, no provision or liability for uncertain tax positions has been included in these financial statements. Generally, the Partnerships tax returns remain open for three years for federal income tax examination.

(h) Income Interest income from portfolio investments is recorded as interest is accrued.

(i) Reclassification Certain prior period items have been reclassified to conform with the current period presentation.

(j) Recent Accounting Pronouncements Partnership management does not believe that any recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

UC ASSET, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - FAIR VALUE OF FINANCIAL INSTRUMENTS

(a) Cash and Cash Equivalents The fair value of financial instruments that are short-term and that have little or no risk are considered to have a fair value equal to book value.

(b) Unsecured Loan Investments The fair value of short-term unsecured loans are considered to have a fair value equal to book value due to the short-term nature and market rate of interest commensurate with the level of credit risk. At December 31, 2022 and 2021, there were $700,000 and $700,000 short-term loans, respectively.

(c) Portfolio Investments The portfolio investments consist of member equity interests which are not publicly traded. The General Partner (“GP”) uses the investee entity’s real estate valuation reports as a basis for valuation when there is limited, or no, relevant market activity for a specific instrument or for other instruments that share similar characteristics. Portfolio investments priced by reference to valuation reports are included in Level 3. The GP conducts internal reviews of pricing to ensure reasonableness of valuations used. Based on the information available, management believes that the fair values provided are representative of prices that would be received to sell the individual assets at the measurement date (exit prices).

The fair values of the investee entity’s assets are determined in part by placing reliance on third-party valuations of the properties and/or third party approved internally prepared analyses of recent offers or prices on comparable properties in the proximate vicinity. The third-party valuations and internally developed analyses are significantly impacted by the local market economy, market supply and demand, competitive conditions and prices on comparable properties, adjusted for anticipated date of sale, location, property size, and other factors. Each property is unique and is analyzed in the context of the particular market where the property is located. In order to establish the significant assumptions for a particular property, the GP analyzes historical trends, including trends achieved by the GP’s operations, if applicable, and current trends in the market and economy impacting the property. These methods use unobservable inputs to develop fair value for the GP’s properties. Due to the volume and variance of unobservable inputs, resulting from the uniqueness of each of the GP’s properties, the GP does not use a standard range of unobservable inputs with respect to its evaluation of properties.

Changes in economic factors, consumer demand and market conditions, among other things, could materially impact estimates used in the third-party valuations and/or internally prepared analyses of recent offers or prices on comparable properties. Thus, estimates can differ significantly from the amounts ultimately realized by the investee segment from disposition of these assets.

UC ASSET, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - FAIR VALUE OF FINANCIAL INSTRUMENTS, continued

(c) Portfolio Investments, continued

The following tables present the fair values of assets and liabilities measured on a recurring basis:

		Fair Value Measurement at Reporting Date Using
At December 31, 2022	Fair Value	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Atlanta Landsight, LLC	$4,612,461	$-	$-	$4,612,461
SHOC Holdings LLC	295,465	-	-	295,465
Hotal Service LLC	-	-	-	-
Short term loans	779,148	-	-	779,148
Total Assets	$5,687,074	$-	$-	$5,687,074

		Fair Value Measurement at Reporting Date Using
At December 31, 2021	Fair Value	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Atlanta Landsight, LLC	$4,612,461	$-	$-	$4,612,461
SHOC Holdings LLC	767,506	-	-	767,506
Short term loans	908,823	-	-	908,823
Total Assets	$6,288,790	$-	$-	$6,288,790

The fair value measurements are subjective in nature, involve uncertainties and matters of significant judgment; therefore, the results cannot be determined with precision, substantiated by comparison to independent markets and may not be realized in an actual sale or immediate settlement of the instruments.

UC ASSET, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - FAIR VALUE OF FINANCIAL INSTRUMENTS, continued

(c) Portfolio Investments, continued There may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results. For all of these reasons, the aggregation of the fair value calculations presented herein do not represent, and should not be construed to represent, the underlying value of the Partnership.

Generally, the fair value of the Atlanta investee’s properties is not sensitive to changes in unobservable inputs since generally the properties are held for less than six months. Generally such changes in unobservable inputs take longer than six months to have an appreciable effect of more than 1 to 2% on these properties fair value. The Dallas investee’s property is more sensitive to changes in unobservable inputs because this property was acquired with a longer time horizon due to the nature of its size and undeveloped status. However, the Dallas investee is very cognizant of changes in the unobservable inputs that affect the fair value of this property and intends to consider any and all such changes as it develops it plan for the development of this property.

The following table presents the changes in Level 3 instruments measured on a recurring basis:

Year Ended December 31, 2022	Portfolio Investments
January 1, 2022	$6,288,790
Total gains or losses (realized/unrealized):
Included in earnings	(685,611)
Included in other comprehensive income	-
Purchases, issuance and settlements	83,895
Transfers in/out of Level 3	-
December 31, 2022	$5,687,074

Year Ended December 31, 2021	Portfolio Investments
January 1, 2021	$5,433,971
Total gains or losses (realized/unrealized):
Included in earnings	1,149,594
Included in other comprehensive income	-
Purchases, issuance and settlements	(294,775)
Transfers in/out of Level 3	-
December 31, 2021	$6,288,790

UC ASSET, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - CONCENTRATIONS OF CREDIT RISK

a) Cash Funds held by the Partnership are guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. The Partnership’s cash balance was in excess of FDIC insured limits by $0 and $933,224 at December 31, 2022 and 2021.

NOTE 5 – CAPITAL

The Partnerships capital structure consists of one General Partner and approximately 80 limited partners. The Partnerships total contributed capital was $7,687,373 and $7,687,373 at December 31, 2022 and 2021, respectively. The limited partner common units issued and outstanding are 5,485,025 and 5,485,025 at December 31, 2022 and 2021. The limited partner preferred Series A units are 0 and 166,667 at December 31, 2022 and 2021, respectively.

The Preferred Units carry the following rights and privileges:

- annual dividend of $0.09 per unit, not to exceed the audited annual net increase to net assets from operations

- carry no voting rights

- preference for dividends and in liquidation

- 12 months post issuance, redeemable at $0.50 per unit, if the market price of the common units falls below $0.50 per unit for 20 consecutive trading days

- 12 months post issuance, convertible into common units on a variable conversion ratio 1.0:1.0 (if the lowest closing price of the common units is $1.80 or more for the 5 trading days prior to conversion), up to 1.125:1.0 (if the lowest closing price of the common units is $1.60 or less for the 5 trading days prior to conversion)

- conversion and redemption price shall not be lower than the book value per common unit based on the last audited book value per unit

In June 2022, the Partnership exchanged a Note receivable of $300,000 principal with $39,100 of accrued interest for the 166,667shares of preferred Series A units, which were subsequently cancelled.

In the fourth quarter 2021, the partnership repurchased 150,278 common units for an aggregate amount of $90,167, or $0.60 per unit.

In the first quarter 2020, the partnership issued 166,667 Series A preferred units in exchange for $300,000 in cash.

a) Distributions Distributions from the Partnership are made to partners in accordance with the Partnerships limited partnership agreement. During 2022, the partnership distributed $544,474 to the limited partners.

b) Allocations of Profits and Losses The net profit of the Partnership is allocated to the Limited Partners in proportion to each partner’s respective capital contribution on all liquidated portfolio investments made by the Partnership. Losses are allocated to all partners in proportion to each partner’s respective capital contribution, provided that, to the extent profits had been previously allocated in a manner other than in proportion to capital contributions, losses are allocated in the reverse order as such profits were previously allocated.

The GP participates in the profits of the Partnership at a rate of 20% above a 10% annualized return to the Limited Partners. Beginning January 1, 2020, the GP participates in the profits of the Partnership at a rate of 20% above an 8% annualized return to the Limited Partners.

UC ASSET, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - MANAGEMENT FEES - RELATED PARTY

The Partnership pays annual management fees to UCF Asset LLC. Management fees are calculated at 2.0% of assets under management on the first day of the fiscal year, payable quarterly. Management fees were $188,315 and $177,529 for the years ended December 31, 2022 and 2021, respectively.

NOTE 7 - PORTFOLIO INVESTMENTS

(a) Texas Land In September 2022, the partnership, through its wholly owned subsidiary Atlanta Landsight LLC, repurchased the land in Texas in exchange for the promissory note held by ALS in the amount of $950,000 with accrued interest of $147,250 and a $252,750 note payable. This note payable was reduced to $208,120 by ALS’ payment of the property tax in full. At December 31, 2022, ALS had received and accepted an offer to sell the land to a third party for $1.9 million in cash.

(b) SHOC Holdings LLC - In November 2022, SHOC received an offer to sell the property that it was renovating for $1.05 million. In December 2022, before the closing of the sale was to occur the property was totally destroyed by fire. SHOC and the property insurance company agreed to a payment of $560,000 in cash for the insurance coverage. As a result, SHOC transferred the remaining investment balance of $295,465 to a category of land held for sale. No impairment on this value as SHOC believes that it can sell this land for at least this value.

NOTE 8 - COVID-19 PANDEMIC

The full extent to which the COVID-19 pandemic may directly or indirectly impact our business, results of operations and financial condition, will depend on future developments that are uncertain, including as a result of new information that may emerge concerning COVID-19 and the actions taken to contain it or treat COVID-19, as well as the economic impact on local, regional, national and international customers and markets. We have made estimates of the impact of COVID-19 within our financial statements, and although there is currently no major impact, there may be changes to those estimates in future periods.

NOTE 9 - SUBSEQUENT EVENTS

(a) Portfolio Investments - In January 2023, ALS closed on the sale of the Texas property and received approximately $1.9 million in cash. In April 2023, SHOC received the $560,000 insurance settlement in cash.

Item 8. Exhibits

3.1	Certificate of Limited Partnership of UC Asset Filed previously with our Form 1A on February 12, 2018.

3.2	Limited Partnership Agreement, as amended and reinstated on March 31, 2023

3.3	Certificate of Designation of Series A Preferred Units Filed previously with our Form 1U on June 9, 2020

10.1	Audit Committee Member Service Agreement Filed Previously with our Form 1-K on April 01, 2020

10.2	Employment Agreement of Jason Armstrong as the Manager of General Partner

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Atlanta, State of Georgia, on May 17, 2023.

UC ASSET LP

By:	UCF ASSET LLC

/s/ Jason Armstrong
	Name:	Jason Armstrong
	Title:	Manager

This Annual Report has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Xianghong Wu	Member of Majority Interest, UCF Asset LLC	May 17, 2023
Xianghong Wu

/s/ Gregory C. Bankston	Member, UCF Asset LLC	May 17, 2023
Gregory C. Bankston